Cybin Announces Grant of U.S. Patent Covering its Proprietary Compound CYB004 (Deuterated DMT) for the Treatment of Anxiety Disorders

- Composition of matter patent strengthens proprietary position of CYB004 as a deuterated DMT compound until 2041-
TORONTO, CANADA – February 9, 2022 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a biopharmaceutical company focused on progressing “Psychedelics to TherapeuticsTM”, today announced that the U.S. Patent and Trademark Office (“USPTO”) has granted U.S. patent 11,242,318 to the Company’s investigational deuterated dimethyltryptamine (“DMT”) compound CYB004. The allowed claims include a range of deuterated forms of DMT and 5-MeO-DMT. The patent, which is expected to expire in 2041 before consideration of any patent term extensions, covers composition of matter and protects the CYB004 drug substance as a putative new chemical entity.
CYB004 is Cybin’s lead investigational proprietary DMT compound. In preclinical studies, CYB004 has demonstrated potential efficacy at lower doses while also increasing the duration of drug effect providing a therapeutic profile that may alleviate the common negative experiences associated with classical DMT.
“From the outset, Cybin has focused on creating differentiated compounds that harness the potential efficacy of classical psychedelics, while addressing the known limitations necessary for these molecules to become approvable therapeutics. We are extremely pleased to receive a composition of matter patent for CYB004, adding strong protection for our growing intellectual property portfolio of psychedelic-based compounds, supporting and protecting the investments that we are making in our CYB004 program” said Doug Drysdale, Chief Executive Officer of Cybin. “This patent is both rewarding and timely as we prepare to initiate a pilot study for CYB004 in the third quarter of 2022 and work tirelessly to develop an important and alternative treatment option for the millions of people suffering from anxiety disorders.”

Cybin plans to submit a clinical trial application for a pilot study of CYB004 in the second quarter of calendar year 2022 and expects to initiate the pilot study in the third quarter of calendar year 2022.

The Company continues to pursue multiple opportunities to secure and support its patent position for research and development evaluating deuterated tryptamines for future psychedelic-based treatments for mental illnesses
About Cybin

Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, United Kingdom and Ireland. The Company is focused on progressing Psychedelics to Therapeutics™ by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders. Patent filings described herein are held by Cybin IRL Limited, a wholly owned subsidiary of Cybin.

Cautionary Notes and Forward-Looking Statements

Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements in this news release include statements regarding the Company’s proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens to potentially treat psychiatric disorders.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company's management's discussion and analysis for the period ended September 30, 2021 and the Company's listing statement dated November 9, 2020, which are available under the Company's profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.
Investor & Media Contacts:
Leah Gibson
Vice President, Investor Relations
Cybin Inc.
leah@cybin.com